UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42536

Wetour Robotics Limited

(Translation of registrant’s name into English)

Room 7003

3300 N Interstate 35 Ste 700

Austin, TX 78705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Resignation and Appointment of Officer

On April 8, 2026, Mr. Chen Yizhou and Mr. He Wenxin, the Co-Chief Operating Officers of Wetour Robotics Limited, a Cayman Islands exempted company (the “Company”), notified the Company of their resignation, effective April 8, 2026. Messrs. Chen and He resigned for personal reasons and not as a result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

On April 8, 2026, the Company’s board of directors appointed Mr. Bin Lian and Ms. Yu-Tien Chiu as the Company’s Chief Technology Officer and Chief Marketing Officer, respectively, effective April 8, 2026. The biographical information of Mr. Lian and Ms. Chiu is set forth below.

Mr. Bin Lian, age 27, has served as the Company’s Chief Technology Officer since April 8, 2026. Since 2021, Mr. Lian has served as a graduate research assistant at The University of Texas at Austin, where he led and contributed to several research projects. Mr. Lian received a bachelor’s degree in materials physics from the University of Science and Technology of China in 2021 and is currently a Ph.D. candidate in mechanical engineering at The University of Texas at Austin.

Ms. Chiu, age 24, has served as the Company’s Chief Marketing Officer since April 8, 2026. Ms. Chiu founded One Plus One Equals Three, LLC in 2025 following her graduation from Babson College. She attended Babson College from 2021 to 2025 and received a bachelor’s degree in business administration in 2025.

Mr. Lian and Ms. Chiu do not have any family relationships with any director or executive officer of the Company, and neither has been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On April 9, 2026, the Company issued a press release announcing the appointments of the two officers. A copy of the press release is attached hereto as Exhibit 99.1.

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-291960) and Form F-3 (File No. 333-294373) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated April 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

By:	/s/ Nan Zheng
Name:	Nan Zheng
Title:	Chief Executive Officer

Date: April 10, 2026

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